Exhibit 2
BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2015

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2015

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	December 31,	March 31,
	2014	2015
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	5,790	8,075
Short-term bank deposits	28,890	49,418
Prepaid expenses	221	296
Other receivables	257	641
Total current assets	35,158	58,430

NON-CURRENT ASSETS
Restricted deposits	166	166
Long-term prepaid expenses	49	50
Property and equipment, net	721	1,111
Intangible assets, net	117	116
Total non-current assets	1,053	1,443
Total assets	36,211	59,873

Liabilities and equity
CURRENT LIABILITIES
Accounts payable and accruals:
Trade	1,654	2,614
Other	1,252	1,531
Total current liabilities	2,906	4,145
NON-CURRENT LIABILITIES
Warrants	1,500	1,540
Total non-current liabilities	1,500	1,540
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	4,406	5,685

EQUITY
Ordinary shares	1,055	1,420
Share premium	167,331	193,426
Other reserves	(1,416)	(1,416)
Capital reserve	9,800	10,034
Accumulated deficit	(144,965)	(149,276)
Total equity	31,805	54,188
Total liabilities and equity	36,211	59,873

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE LOSS
(UNAUDITED)

	Three months ended March 31,
	2014	2015
	in USD thousands
RESEARCH AND DEVELOPMENT EXPENSES, NET	(2,719)	(3,211)
SALES AND MARKETING EXPENSES	(367)	(260)
GENERAL AND ADMINISTRATIVE EXPENSES	(990)	(856)
OPERATING LOSS	(4,076)	(4,327)
NON-OPERATING INCOME (EXPENSES), NET	1,687	(40)
FINANCIAL INCOME	355	73
FINANCIAL EXPENSES	(81)	(17)
NET LOSS	(2,115)	(4,311)
OTHER COMPREHENSIVE LOSS:
CURRENCY TRANSLATION DIFFERENCES	(136)	-
COMPREHENSIVE LOSS	(2,251)	(4,311)

	in USD
LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.008)	(0.010)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	269,241,871	425,069,045

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary	Share	Other	Capital	Accumulated
	shares	premium	reserves	reserve	deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2014	640	134,390	1,418	9,163	(133,889)	11,722
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2014:
Issuance of share capital, net	283	22,327		-	-	22,610
Share-based compensation	-	-		286	-	286
Other comprehensive loss			(136)			(136)
Loss for the period	-	-	-	-	(2,115)	(2,115)
BALANCE AT MARCH 31, 2014	923	156,717	1,282	9,449	(136,004)	32,367

	Ordinary	Share	Other	Capital	Accumulated
	shares	premium	reserves	reserve	deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2015	1,055	167,331	(1,416)	9,800	(144,965)	31,805
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2015:
Issuance of share capital, net	365	26,095	-	-	-	26,460
Share-based compensation	-	-	-	234	-	234
Comprehensive loss for the period	-	-	-	-	(4,311)	(4,311)
BALANCE AT MARCH 31, 2015	1,420	193,426	(1,416)	10,034	(149,276)	54,188

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Three months ended March 31,
	2014	2015
	in USD thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive loss for the period	(2,115)	(4,311)
Adjustments required to reflect net cash used in operating activities (see appendix below)	(1,276)	843
Net cash used in operating activities	(3,391)	(3,468)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(26,240)	(31,153)
Maturities of short-term deposits	7,231	10,634
Purchase of property and equipment	(47)	(149)
Purchase of intangible assets	-	(2)
Net cash used in investing activities	(19,056)	(20,670)

CASH FLOWS - FINANCING ACTIVITIES
Issuances of share capital and warrants, net	22,610	26,460
Net cash provided by financing activities	22,610	26,460

INCREASE IN CASH AND CASH EQUIVALENTS	163	2,322
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	8,899	5,790
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	100	(37)
CASH AND CASH EQUIVALENTS - END OF PERIOD	9,162	8,075

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Three months ended March 31,
	2014	2015
	in USD thousands

Adjustments required to reflect net cash used in operating activities:

Income and expenses not involving cash flows:
Depreciation and amortization	71	102
Long-term prepaid expenses	(6)	(1)
Interest on short-term deposits	(119)	(9)
Share-based compensation	286	234
Exchange differences on cash and cash equivalents	(151)	37
Loss (gain) on adjustment of warrants to fair value	(1,687)	40
	(1,606)	403

Changes in operating asset and liability items:
Decrease (increase) in trade accounts receivable and other receivables	122	(459)
Increase in accounts payable and accruals	208	899
	330	440
	(1,276)	843

Supplementary information on investing activities not involving cash flows:
Property and equipment acquired on supplier trade credit	-	482

Supplementary information on interest received in cash	13	30

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.
General

BioLineRx Ltd. (“BioLineRx”), headquartered in Jerusalem, Israel, was incorporated and commenced operations in April 2003.

Since incorporation, BioLineRx and its consolidated entities (collectively, the “Company”) have been engaged in the development of therapeutics, from pre-clinical-stage development to advanced clinical trials, for a wide range of medical needs.

In December 2004, BioLineRx registered a limited partnership, BioLine Innovations Jerusalem L.P. (“BIJ LP”), which commenced operations in January 2005. BioLineRx held a 99% interest in BIJ LP, with the remaining 1% held by a wholly owned subsidiary of BioLineRx, BioLine Innovations Ltd. (“BIJ Ltd.”). BIJ LP was established to operate a biotechnology incubator located in Jerusalem (the “Incubator”) under an agreement with the State of Israel. The agreement with the State of Israel relating to the Incubator terminated on December 31, 2013, and BIJ LP was liquidated in 2014. The Company expects to liquidate BIJ Ltd. during 2015.

In February 2007, BioLineRx listed its securities on the Tel Aviv Stock Exchange (“TASE”) and they have been traded on the TASE since that time. Since July 2011, BioLineRx’s American Depositary Shares (“ADSs”) have also been traded on the NASDAQ Capital Market.

The Company has been engaged in drug development since its incorporation. Although the Company has generated significant revenues from a number of out-licensing transactions, the Company cannot determine with reasonable certainty when and if it will have sustainable profits.

b.
Change in functional and reporting currency

Effective January 1, 2015, the Company changed its functional currency to the U.S. dollar (“dollar”, “USD” or “$”) from the New Israeli Shekel (“NIS”). This change was based on an assessment by Company management that the dollar is the primary currency of the economic environment in which the Company operates. Accordingly, the functional and reporting currency of the Company in these financial statements is the U.S. dollar.

In determining the appropriate functional currency to be used, the Company followed the guidance in International Accounting Standard (IAS) 21, which states that economic factors relating to sales, costs and expenses, financing activities and cash flows, as well as other potential factors, should be considered both individually and collectively. In this regard, a significant element in the Company’s decision to effect the functional currency change resulted from the strategic collaboration agreement that it entered into with Novartis in December 2014, which will be managed solely in dollars. In addition, the Company expects a significant increase in expenses denominated in dollars relating to advanced clinical trials. These changes, as well as the fact that the Company’s principal source of financing is the U.S. capital market, and all of the Company’s budgeting and planning is conducted solely in dollars, led to the decision to make the change in functional currency as of January 1, 2015, as indicated above.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION (cont.)

b.
Change in functional and reporting currency (cont.)

In effecting the change in functional currency to the dollar, as of January 1, 2015, all assets and liabilities of the Company were translated using the current rate method, using the dollar exchange rate as of December 31, 2014, and equity was translated using historical exchange rates at the relevant transaction dates. The resulting amounts translated into dollars for non-monetary items have been treated as their historical cost. Translation differences resulting from the change in functional currency have been reported as a component of shareholders' equity.

For presentation purposes, comparative figures in these financial statements have been translated into dollars on the following basis: (i) assets and liabilities have been translated using the exchange rate prevailing at December 31, 2014; (ii) the statement of comprehensive loss has been translated at the average exchange rate for the reporting period; and (iii) the results of translation differences have been recorded as “currency translation differences” within other comprehensive income (loss).

c.
Approval of financial statements

The condensed consolidated interim financial statements of the Company for the three months ended March 31, 2015 were approved by the Board of Directors on May 18, 2015, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial and Operating Officer.

NOTE 2 – BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of March 31, 2015 and for the three months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2014 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The results of operations for the three months ended March 31, 2015 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2014 and for the year then ended, other than the change in functional and reporting currency, as described above.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 4 – ISSUANCES OF SHARE CAPITAL

a.
Underwritten public offerings of American Depositary Shares

In March 2014, the Company completed an underwritten public offering of 9,660,000 ADSs at a public offering price of $2.50 per ADS. The offering raised a total of $24.2 million, with net proceeds of approximately $22.3 million, after deducting fees and expenses.

In March 2015, the Company completed an underwritten public offering of 14,375,000 ADSs at a public offering price of $2.00 per ADS. The offering raised a total of $28.8 million, with net proceeds of approximately $26.4 million, after deducting fees and expenses.

b.
Share purchase agreement with Lincoln Park Capital

In September 2012, BioLineRx and Lincoln Park Capital Fund (“LPC”), entered into a $15 million purchase agreement, together with a registration rights agreement, whereby LPC agreed to purchase, from time to time, up to $15 million of BioLineRx’s ADSs, subject to certain limitations, during the 36-month term of the purchase agreement. During the three months ended March 31, 2014, BioLineRx sold a total of 151,164 ADSs to LPC for aggregate gross proceeds of $400,000. In connection with these issuances, a total of 3,779 ADSs was issued to LPC as a commitment fee and a total of $8,000 was paid to Oberon Securities as a finder’s fee.

In May 2014, BioLineRx and LPC entered into a new $20 million, 36-month purchase agreement, and terminated the previous $15 million agreement. The terms of the new purchase agreement are substantially identical to the terms of the previous purchase agreement. Through the approval date of these financial statements, no sales of ADSs to LPC have been made under the new purchase agreement.

NOTE 5 – SHAREHOLDERS’ EQUITY

As of March 31, 2015 and December 31, 2014, share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	March 31,
	2014	2015

Authorized share capital	750,000,000	750,000,000

Issued and paid-up share capital	391,150,507	534,900,507

	In NIS
	December 31,	March 31,
	2014	2015

Authorized share capital	7,500,000	7,500,000

Issued and paid-up share capital	3,911,505	5,349,005